UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, New Delhi, 13 January 2016

Orange to acquire Airtel’s subsidiaries in Burkina Faso and Sierra Leone

Orange and Bharti Airtel International (Netherlands) BV (“Airtel”) have signed an agreement leading to Orange’s acquisition of Airtel’s operations in Burkina Faso and Sierra Leone.

Orange will acquire 100% of the two companies’ share capital. The consolidated revenue of the two companies is around 275 million euros. These acquisitions will be implemented in partnership with Orange’s subsidiaries in the Côte d’Ivoire and Senegal.

The outlay for Orange for these transactions will be based on the financials of Airtel’s two subsidiaries for the year ended March 31, 2016 and will represent the equivalent of 7.9 times Airtel’s EBITDA in these two countries at this time. The completion of these transactions remains subject to approval by the competent authorities.

These acquisitions provide a clear illustration of Orange’s international development strategy, which places a priority on accelerating growth in high-potential, emerging markets where the Group is not already present.

Through this deal, Orange will reinforce its presence in Africa with two additional countries, adding almost 5.5 million customers to its mobile customer base. This acquisition marks an important step forward in Orange’s dynamic growth strategy and will bring the Group’s African footprint up to 20 countries in 2016.

This is further to the initial agreement signed between Airtel and Orange in July 2015 regarding the potential acquisition of Airtel’s operations in Burkina Faso, Sierra Leone, Chad and Congo Brazzaville. The agreements regarding potential transactions in the remaining two countries have lapsed.

Lazard and Société Générale were advisors to Orange for this transaction. Airtel was advised by Arma Partners LLP.

1

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at 30 September 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 30 September 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Bharti Airtel:

Bharti Airtel International (Netherlands) BV is a subsidiary of Bharti Airtel Limited.

Bharti Airtel Limited is a leading global telecommunications company with operations in 20 countries across Asia and Africa. Headquartered in New Delhi, India, the company ranks amongst the top 3 mobile service providers globally in terms of subscribers. In India, the company's product offerings include 2G, 3G and 4G wireless services, mobile commerce, fixed line services, high speed DSL broadband, IPTV, DTH, enterprise services including national & international long distance services to carriers. In the rest of the geographies, it offers 2G, 3G and 4G wireless services and mobile commerce. Bharti Airtel had over 346 million customers across its operations at the end of November 2015. To know more please visit, www.airtel.com

Press contacts:

Orange: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

Airtel

Raza Khan; raza.khan@bharti.in

Ashutosh Sharma; ashutosh.s@bharti.in

ORANGE

Date: January 13, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations